Exhibit 99.30

PROMISSORY NOTE

$56,000,000.00	Los Angeles, California
August 23, 2004

FOR VALUE RECEIVED, 777 SOUTH FIG, LLC ("Maker"), a Delaware limited liability company, having an office at c/o Commonwealth Partners, 633 West Fifth Street, 72nd Floor, Los Angeles, California 90071, promises to pay to MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, a Massachusetts corporation ("Holder") in care of New York Life Insurance Company, a New York mutual insurance company ("New York Life"), as Holder's payment and servicing agent, having its principal office at 51 Madison Avenue, New York, New York 10010-1603, or order, without offset, at New York Life's principal office in New York, New York, or at such other place as may be designated in writing by Holder, the principal sum of Fifty-Six Million Dollars ($56,000,000.00), lawful money of the United States of America, together with interest thereon (i) for a Forty-one Million and No/100 Dollars ($41,000,000.00) portion thereof (the "Fixed Rate Portion"), at the rate ("Fixed Interest Rate") of four and eighty-one one-hundredths percent (4.81%) per annum computed on the basis of a 30 day month over a 360 day year, payable in monthly payments (collectively, "Fixed Rate Payments") of One Hundred Sixty-four Thousand Three Hundred Forty-one and 67/100 Dollars ($164,341.67), and (ii) for a Fifteen Million and No/100 Dollars ($15,000,000.00) portion thereof (the "Variable Rate Portion"), at the rate ("Variable Interest Rate"), applicable to each Interest Period (as defined below), equal to the sum of (a) ninety one-hundredths percent (0.90%) plus (b) the LIBOR Rate (as defined below) computed on the basis of the actual number of days in such period over a 360 day year, payable in monthly payments of interest only as set forth below (collectively, "Variable Rate Payments" and, together with the Fixed Rate Payments, the "Payments"), in each case payable on the tenth (10th) day of each month commencing October 10, 2004 and continuing on each and every month thereafter until and including September 10, 2009 ("Maturity Date"). Interest from the date of disbursement through and including September 9, 2004, is due and payable on the date of this Note. In addition, on the Maturity Date, Maker shall pay to Holder the entire unpaid principal balance of this Note, together with all interest then accrued thereon pursuant to this Note and all other Obligations (as hereinafter defined) then unpaid pursuant to the Loan Instruments (as hereinafter defined).

As used herein, the term "LIBOR Rate" shall mean the rate per annum reported (x) three (3) business days prior to the funding of the Loan and (y) on the date which is three (3) business days prior to the tenth (10th) day of each month thereafter, in The Wall Street Journal or Bloomberg, LP, as the London Interbank Offered Rate for U.S. Dollar deposits having a term of thirty (30) days (provided that for the purposes of determining interest from the date of disbursement of the Loan through and including September 9, 2004, such applicable shorter period shall be used) and in an amount comparable to the principal balance of the Variable Rate Portion from time to time (or if such publications shall cease to be publicly available, as reported by any publicly available source of similar market data selected by Holder that, in Holder's discretion, accurately 'reflects such London Interbank Offered Rate). The LIBOR Rate applicable to each Interest Period shall be determined by Holder at the end of the third (3rd) business day prior to the commencement of an Interest Period.

As used herein, "Interest Period" shall mean a period commencing on and including the tenth (10th) day of a calendar month and terminating at the end of the business day on the ninth (9th) day of the next succeeding calendar month. No Interest Period shall extend beyond the Maturity Date.

Holder shall apply each Payment, when received, first to the Obligations, other than principal and interest, which are then due and payable, but only if so elected by Holder in its sole and absolute discretion, and then to the payment of accrued interest on the outstanding principal balance hereof and the remainder to the reduction of such principal balance.

At any time during the first two (2) Loan years, Maker will have a one-time right ("Conversion Right") to convert the Variable Interest Rate for the entire Variable Rate Portion into a fixed interest rate ("Conversion Rate") for the balance of the Loan term. The first Loan year shall end on the day immediately preceding the first (lst`) anniversary of the date that the first required monthly payment is due under this Note and each subsequent Loan year shall end on the day preceding each subsequent anniversary of such date. The Conversion Rate will be determined and locked in the following manner.

(i) If the Conversion Right is exercised during the first (1st) Loan year, the Conversion Rate shall be ninety-five one hundredths percent (0.95%) over the Monthly Equivalent Treasury Security Rate (as defined below). If the Conversion Right is exercised during the second (2nd) Loan year the Conversion Rate shall be based on Holder's then-prevailing market interest rate spread for comparable mortgages with comparable loan terms, as determined by Holder in its sole discretion, ("Conversion Rate Spread") over the Monthly Equivalent Treasury Security Rate.

(ii)	Maker shall provide written notice to Holder of its desire to lock the Conversion Rate. The date on which Holder receives such notice shall be referred to as the "Notice Date".

(iii)	Holder shall inform Maker of the Conversion Rate Spread on the second (2nd) business day after the Notice Date.

(iv)
Holder shall determine the Conversion Rate on the third (3rd) business day after the Notice Date ("Conversion Rate Lock Date") and shall inform Maker of the Conversion Rate and the Adjusted Conversion Payment (as hereinafter defined) on the Conversion Rate Lock Date.

(v)
Maker shall inform Holder in writing whether it shall accept or decline the Conversion Rate by 3:00 p.m. Eastern Time on the Conversion Rate Lock Date and, if the Maker accepts the Conversion Rate, Holder will lock the Conversion Rate at that time.

(vi) The Conversion Right shall be null and void in the event Maker declines to accept the Conversion Rate on two occasions.

The Adjusted Conversion Payment shall mean the monthly interest payment for the converted amount based on the Conversion Rate. The Conversion Rate and Adjusted Conversion Payment shall be effective from the first monthly installment date to occur after the Conversion Rate Lock Date to the Maturity Date.

Notwithstanding the foregoing, Maker's Conversion Right shall be subject to the satisfaction of the following conditions: (a) no Event of Default has occurred and is continuing under any of the Loan Instruments; (b) Maker shall have elected to simultaneously exercise its Conversion Right (as defined in the New York Life Note (as hereinafter defined)); (c) the Loan Instruments shall be modified to provide for such Conversion Rate; (d) at the time of the Conversion Rate Lock Date, there shall be no liens and/or encumbrances encumbering the Secured Property, except those set forth in Schedule B, Part I of Holder's policy of title insurance with respect to the Loan (as defined in the Deed of Trust as hereinafter defined) or as otherwise approved in writing by Holder ("Permitted Exceptions") and Holder shall have obtained an endorsement to the title policy issued to Holder upon the closing of the Loan, insuring the Deed of Trust (as defined herein) as of the Conversion Rate Lock Date, as a valid first lien subject only to the Permitted Exceptions; (e) Maker pays to New York Life (on behalf of the Note Holders) a non-refundable processing fee of $5,000.00; and (f) all costs and expenses incurred by Holder (including reasonable legal fees) in connection with the transaction are paid by Maker.

Maker waives any rights it may have under California Civil Code Section 2822 to direct the application of payments under this Note.

MAKER UNDERSTANDS THAT THIS NOTE IS NOT FULLY SELF AMORTIZING AND THAT A SUBSTANTIAL BALLOON PAYMENT WILL BE DUE ON THE MATURITY DATE.

This Note and that certain Promissory Note (the "New York Life Note") of even date herewith made by Maker in the principal amount of Ninety-Nine Million Dollars ($99,000,000.00) payable to New York Life (New York Life and Holder are collectively referred to herein as the "Note Holders"), are secured by, among other things, (a) a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing ("Deed of Trust"), dated as of the date hereof, granted by Maker to New York Life, as payment and servicing agent for itself and the other Note Holders, and encumbering premises and other property ("Secured Property") more particularly described in the Deed of Trust and (b) an Assignment of Leases, Rents, Income and Cash Collateral, dated as of the date hereof, from Maker to New York Life as payment and servicing agent for itself and the other Note Holders. Obligations, Loan Instruments and all other capitalized terms used in this Note and not expressly defined herein shall have the meanings assigned to such terms in the Deed of Trust. The terms and provisions of the Loan Instruments, other than this Note, are hereby fully incorporated into this Note by reference.

From and after the earlier to occur of an Event of Default (unless such Event of Default has been waived by Holder in writing or unless Holder has agreed in writing to extend the cure period for such Event of Default) or the Maturity Date, the Fixed Rate Portion shall automatically bear interest at an annual rate equal to the Fixed Interest Rate plus four percent

(4%), and the Variable Rate Portion shall automatically bear interest at an annual rate equal to the Variable Interest Rate plus four percent (4%) (or, if the Variable Rate Portion shall have been converted into a fixed interest rate in accordance with the terms of this Note, at an annual rate equal to the Conversion Rate plus four percent (4%)), unless, in either case, compliance with applicable law requires a lesser interest rate, in which event the aggregate amount of the Obligations shall bear interest at the maximum rate permitted by law (the "Increased Rate").

Any default in the making of any Payment or in the making of any payment due pursuant to Section 1.04 of the Deed of Trust or in the making of any other deposit or reserve due pursuant to any Loan Instrument on the date the same is due will result in loss and additional expense to Holder in servicing the Obligations, handling such delinquent payments and meeting its other financial obligations. Accordingly, upon the occurrence of any such default, Maker shall pay, without regard to any grace periods, a late charge ("Late Charge") of four percent (4%) of each such overdue payment. Maker agrees that (a) the exact amount of such loss and additional expense is extremely difficult, if not impossible to determine, (b) the Late Charge is a reasonable estimate of such loss and expense and therefore does not constitute a penalty and (c) in addition to, and not in lieu of, the exercise of any other remedies to which Holder may be entitled, Holder may collect from Maker all Late Charges for the purpose of defraying such loss and expense, unless applicable law requires a lesser such charge, in which event Holder may collect from Maker a Late Charge at the maximum rate permitted by applicable law.

Maker may not prepay the Fixed Rate Portion of this Note prior to October 10, 2006 ("Closed Period"). On October 10, 2006, or on any day thereafter, Maker may prepay the outstanding principal balance of the Fixed Rate Portion of this Note (in whole but not in part), together with accrued interest thereon to the date of prepayment and any other outstanding Obligations due in respect of the Fixed Rate Portion of this Note, provided that Maker gives Holder not less than forty-five (45) and not more than one hundred (100) days prior written notice of Maker's intention to make such prepayment, and provided further that, in addition to paying the entire outstanding principal balance of the Fixed Rate Portion of this Note, all accrued interest thereon and any other outstanding Obligations due in respect of the Fixed Rate Portion of this Note, Maker pays to Holder the Fixed Rate Portion Make-Whole Amount (as defined below). Notwithstanding the foregoing, Maker may in its sole discretion rescind such notice of prepayment without the payment of any premium or penalty provided written notice of such rescission is received by Holder not less than fifteen (15) business days prior to the scheduled date of prepayment and Maker pays any costs incurred by Holder. Any prepayment notice given by Maker shall be deemed null and void if the prepayment covered by such notice is not made within thirty (30) days of the date specified in Maker's prepayment notice as the designated date for prepayment.

"Fixed Rate Portion Make-Whole Amount" with respect to any prepayment that occurs after the Closed Period means an amount equal to the greater of (a) one-half of one percent (.5%) of the then entire outstanding principal balance of the Fixed Rate Portion of this Note or (b) the Yield Maintenance Amount which is defined as the present value as of the date of prepayment of the remaining scheduled payments of principal, if any, and interest (including any balloon payment), determined by discounting such payments at the Monthly Equivalent Treasury Security Rate (as hereinafter defined), less the amount of principal being prepaid, provided such difference shall not be less than zero. "Monthly Equivalent Treasury Security Rate" means the rate which, when compounded monthly, results in a yield that is equivalent to the yield on the Most Recently Auctioned U.S. Treasury Note (as hereinafter defined) plus one half of one percent (0.50%), which is compounded semi-annually, having a maturity date closest in maturity to the Maturity Date, (or if there is no such equal maturity date, then the linearly interpolated yield-to-maturity of the two Most Recently Auctioned U.S. Treasury Notes having maturity dates most nearly equivalent to the Maturity Date), as reported by Bloomberg Financial Services on the third (3rd) business day preceding the date of prepayment. Notwithstanding the foregoing, during the last ten (10) months prior to the Maturity Date, the Fixed Rate Portion Make-Whole Amount shall be equal to Yield Maintenance Amount only, and not the greater of the Yield Maintenance Amount or one half of one percent (0.50%) of the then outstanding principal balance of the Fixed Rate Portion of this Note.

"Most Recently Auctioned U.S. Treasury Note" means the U.S. Treasury bonds, notes and bills with maturities of 30 years, 10 years, 5 years, 3 years, 2 years, 6 months and 3 months as of the date the Fixed Rate Portion Make-Whole Amount is calculated that were most recently auctioned by the United States Treasury.

If Maker prepays the outstanding principal balance of the Fixed Rate Portion of this Note (in whole but not in part) on or after the date two (2) months prior to the Maturity Date and after not less than one (l) month prior written notice to Holder, Maker shall not be required to pay the Make-Whole Amount.

Maker waives any right of prepayment except as expressly provided herein and as may be provided in the other Loan Instruments.

Maker may not prepay the Variable Rate Portion of this Note except as provided in this paragraph. The amount Maker shall be required to pay in connection with a prepayment of the Variable Rate Portion ("Variable Rate Portion Make-Whole Amount") is as follows: during the first (1st) Loan year, Maker may prepay the entire outstanding principal balance of the Variable Rate Portion of this Note, together with all accrued interest thereon to the date of such prepayment and any other outstanding obligations due in respect of the Variable Rate Portion of this Note, provided Maker gives Holder not less than thirty (30) days and not more than forty-five (45) days prior written notice of its intention to make such prepayment, and provided further that Maker pays any LIBOR contract breakage costs incurred by Holder and a prepayment fee equal to one-half of one percent (0.50%) of the then outstanding principal balance of the Variable Rate Portion. Thereafter, upon thirty (30) days prior written notice to Holder, Maker may prepay the entire outstanding principal balance of the Variable Rate Portion (together with all accrued interest thereon) at par, without premium or penalty, provided however, Maker agrees to pay any LIBOR contract breakage costs that may be incurred by Holder.

Notwithstanding the foregoing, from the date the Conversion Rate is accepted by Maker and, for the remaining term of the Loan, the Variable Rate Portion shall be prepayable in accordance with the terms and conditions applicable to the Fixed Rate Portion as set forth in this Note.

Notwithstanding the foregoing, (a) Maker may not prepay the Fixed Rate Portion of this Note unless, simultaneously with such prepayment, Maker prepays the Fixed Rate Portion of the

New York Life Note (as such term is defined in the New York Life Note) in accordance with the terms thereof, and (b) Maker may not prepay the Variable Rate Portion of this Note unless, simultaneously with such prepayment, Maker prepays the Variable Rate Portion of the New York Life Note (as such term is defined in the New York Life Note) in accordance with the terms thereof.

If the outstanding principal balance of this Note or any portion thereof shall become due and payable or shall be paid as a result of (a) an Event of Default (which Event of Default shall be conclusively deemed to be a willful default made for the purpose of avoiding payment of the Fixed Rate Portion Make-Whole Amount and the Variable Rate Portion Make-Whole Amount (collectively, the "Make-Whole Amount"), (b) the exercise by Maker or any other person of any right of redemption or the taking by Maker or any other person of any other action to prevent a foreclosure of the Secured Property, or (c) a casualty or condemnation with respect to the Secured Property, then Maker shall pay to Holder the applicable Make-Whole Amount computed, to the extent not prohibited by applicable law, as if Maker had elected to prepay this Note, as provided in the preceding paragraph, on the date of such Event of Default, exercise, action, casualty or condemnation, as applicable. If such Event of Default, exercise, action, casualty or condemnation occurs during the Closed Period, then, to the extent not prohibited by applicable law, the Make-Whole Amount shall be equal to the greater of (a) ten percent (10%) of the principal balance of this Note then unpaid or (b) the applicable Make-Whole Amount, as calculated in the manner set forth above.

Notwithstanding the foregoing, in the event of a casualty or condemnation with respect to the Secured Property, if Holder is not willing to permit the insurance proceeds or condemnation award, as applicable, to be used for the restoration of the Secured Property and the Loan is prepaid as a result of the casualty or condemnation, then: (i) if the insurance proceeds or condemnation award so applied to the Obligations are less than or equal to $15,000,000.00, no Make-Whole Amount shall be due with respect to the application of the insurance proceeds or condemnation award to the Obligations in such amounts and in such order as Holder shall determine in its sole discretion, or (ii) if the insurance proceeds or condemnation award so applied to the Obligations exceed $15,000,000.00, then the Loan may be prepaid in full without penalty or premium, and no Make-Whole Amount shall be due.

MAKER HEREBY EXPRESSLY (i) WAIVES ANY RIGHTS IT MAY HAVE UNDER CALIFORNIA LAW TO PREPAY THIS NOTE, IN WHOLE OR IN PART, WITHOUT PENALTY, UPON ACCELERATION OF THE MATURITY DATE, AND (ii) AGREES THAT IF, FOR ANY REASON, A PREPAYMENT OF ALL OR ANY PORTION OF THE PRINCIPAL AMOUNT OF THIS NOTE IS MADE INCLUDING WITHOUT LIMITATION UPON OR FOLLOWING ANY ACCELERATION OF THE MATURITY DATE BY HOLDER ON ACCOUNT OF ANY DEFAULT BY MAKER INCLUDING, WITHOUT LIMITATION, ANY TRANSFER, DISPOSITION, OR FURTHER ENCUMBRANCE PROHIBITED OR RESTRICTED BY THE DEED OF TRUST, THEN MAKER SHALL BE OBLIGATED TO PAY CONCURRENTLY WITH SUCH PREPAYMENT THE PREPAYMENT PREMIUM SPECIFIED ABOVE. BY lNITIALING THIS PROVISION IN THE SPACE PROVIDED BELOW, MAKER HEREBY DECLARES THAT (1) EACH OF THE FACTUAL MATTERS SET FORTH IN THIS PARAGRAPH IS TRUE AND CORRECT, (2) HOLDER'S AGREEMENT TO MAKE THE LOAN EVIDENCED BY THIS NOTE AT THE lNTEREST

RATE AND FOR THE TERM SET FORTH IN THIS NOTE CONSTITUTES ADEQUATE CONSIDERATION FOR THIS WAIVER AND AGREEMENT, AND HAS BEEN GIVEN INDIVIDUAL WEIGHT BY MAKER AND HOLDER, (3) MAKER IS A SOPHISTICATED AND KNOWLEDGEABLE REAL ESTATE INVESTOR WITH COMPETENT AND INDEPENDENT LEGAL COUNSEL AND (4) MAKER FULLY UNDERSTANDS THE EFFECT OF THIS WAIVER AND AGREEMENT.

          MC
Maker's Initials

The following shall effect only the Variable Rate Portion of this Note; provided, however, such amounts shall only be charged if either Note Holder, or any successor or assignor thereof, is charging it to similarly-situated customers; and provided further that Holder makes a demand within one hundred twenty (120) days following the date upon which Holder becomes aware of final resolution of any event or circumstance by reason of which it has become entitled to a claim against Maker as further described below:

(i) in the event that any change in any requirement of law or in the interpretation or application thereof other than charges relating to income, excise, franchise or other taxes applicable to Holder, or compliance in good faith by Holder with any request or directive (whether or not having the force of law) hereafter issued by any central bank or other Governmental Authority (as defined below):

(a) shall hereafter impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds, by any office of Holder which is not otherwise included in the determination of the LIBOR Rate hereunder;

(b) shall hereafter have the effect of reducing the rate of return on Holder's capital as a consequence of its obligations hereunder to a level below that which Holder could have achieved but for such adoption, change or compliance (taking into consideration Holder's policies with respect to capital adequacy) by any amount deemed by Holder to be material; or

(c) shall hereafter impose on Holder any other condition and the result of any of the foregoing is to increase the cost to Holder of making, renewing or maintaining the Loan or to reduce any amount receivable hereunder, then in any such case, Maker shall promptly pay Holder, upon demand, any additional amounts necessary to compensate Holder for such additional cost or reduced amount receivable as determined by Holder (collectively, "Increased Costs"). If Holder becomes entitled to claim any Increased Costs pursuant to this paragraph, Holder shall provide Maker with written notice specifying in reasonable detail the event or circumstance by reason of which it has become so entitled and the additional amount required to fully compensate Holder for such Increased Costs. Maker shall have thirty (30) days upon receipt of such written notice to so compensate Holder.

54630013/282114v3 7

A certificate as to any Increased Costs submitted by Holder to Maker shall be conclusive in the absence of manifest error.

(ii) Maker agrees to indemnify Holder and to hold Holder harmless from any LIBOR Conversion Costs. This provision shall survive payment of this Note in full and the satisfaction of all other obligations of Maker under the Loan Instruments. As used herein "LIBOR Conversion Costs" means, without duplication, any reasonable third party loss or expense which Holder sustains or incurs as a consequence of (a) any default by Maker in payment of the principal of or interest on this Note while bearing interest at the Variable Interest Rate, including, without limitation, any such expense arising from interest or fees payable by Holder to holders of funds obtained by it in order to maintain the Variable Interest Rate, (b) any prepayment (whether voluntary or mandatory) of this Note on a day that (i) is not on the last day of the Interest Period (including, without limitation, the Variable Rate Portion Make-Whole Amount), if applicable, or (ii) unless previously agreed to by Note Holders in writing, is on the last day of the Interest Period if Maker did not give the prior written notice of such prepayment required pursuant to the terms of this Note, including, without limitation, such expense arising from interest or fees payable by Holder to holders of funds obtained by it in order to maintain the Variable Interest Rate hereunder and (c) the conversion (for any reason whatsoever, whether voluntary or involuntary) of the Variable Interest Rate to the Fixed Interest Rate with respect to any portion of the outstanding principal amount of this Note then bearing interest at the Variable Interest Rate on a date other than on the last day of the Interest Period, including, without limitation, such expenses arising from interest or fees payable or which would be payable by Holder to holders of funds obtained by it in order to maintain the LIBOR Rate hereunder.

(iii) All payments made by Maker under this Note shall be made free and clear of, and without reduction for or on account of, Foreign Taxes (as defined below), excluding, in the case of the Holder, taxes measured by its income, and franchise taxes imposed on it. If any non-excluded Foreign Taxes are required to be withheld from any amounts payable to Holder hereunder, the amounts so payable to Holder shall be increased to the extent necessary to yield to Holder (after payment of all non-excluded Foreign Taxes) interest or any such other amounts payable hereunder at the rate or in the amounts specified hereunder. Whenever any non-excluded Foreign Tax is payable pursuant to applicable law by Maker, as promptly as possible thereafter, Maker shall send to Holder an original official receipt, if available, or certified copy thereof showing payment of such non-excluded Foreign Tax. Maker hereby indemnifies Holder for any incremental taxes, interest or penalties that may become payable by Holder which may result from any failure by Maker to pay any such non-excluded Foreign Tax when due to the appropriate taxing authority or any failure by Maker to remit to Holder the required receipts or other required documentary evidence. As used herein "Foreign Taxes" means, collectively, income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions, reserves or withholdings imposed, levied, collected, withheld or assessed by any Governmental Authority, which are imposed, enacted or become effective after the date hereof. As used herein "Governmental Authority" shall mean any court, board, agency, commission, office or other authority of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise) whether new or hereafter in existence. Notwithstanding anything contained herein to the contrary, the foregoing obligation to pay such additional amounts resulting from the payment of Foreign Taxes shall not apply to any payment to Holder unless Holder is, on the date hereof (or on the date that it becomes a Holder hereunder), entitled to submit either a Form W-8BEN or W-8ECI (relating to such Holder and certifying its complete exemption from Foreign Taxes in respect of the Loan) and does submit such Form W-8BEN or W-8ECI and such exemption remains in effect throughout the term of the Loan with respect to each Holder (other than by reason of a change in law after the date such Holder becomes a Holder hereunder).

From and after the occurrence and during the existence of an Event of Default, Holder, at its option, may declare all Obligations to be immediately due and payable, then or thereafter, as Holder may elect, regardless of the stated Maturity Date of this Note.

If Holder collects all or any part of the Obligations by an action, at law or in equity, or in any bankruptcy, receivership or other court proceeding (whether at the trial or appellate level), or if this Note is placed in the hands of attorney(s) for collection, Maker shall pay, in addition to the principal and interest due or deemed to be due, whether by acceleration or otherwise, and in addition to the Make-Whole Amount (a) all costs, including, without limitation, attorneys' fees and expenses, of collecting or attempting to collect all amounts due pursuant to this Note and all other Obligations, of enforcing or attempting to enforce Holder's rights and remedies pursuant to the Loan Instruments and of protecting the collateral securing this Note, (b) all Late Charges due pursuant to this Note and (c) interest, at the Increased Rate, computed on the amount of the Obligations.

The failure by Holder to exercise any right, power, privilege, remedy or option as to maturity, foreclosure or otherwise, provided in any Loan Instrument or otherwise available at law or in equity (each a "Remedy" and collectively, "Remedies") before or after any Event of Default, in any one or more instances, or the acceptance by Holder of any partial payment or partial performance, shall not constitute a waiver of any default or any Remedy, each of which shall remain continuously in force, until waived in writing by Holder. Holder, at its option, may rescind, in writing, any acceleration of this Note, but the tender and acceptance of partial payment or partial performance alone shall not rescind or in any other way affect any acceleration of this Note or the exercise by Holder of any of its Remedies.

Maker and Holder intend to comply strictly with all usury laws now or hereafter in force in the jurisdiction ("State") in which the Secured Property is located, and all interest payable pursuant to this Note or any other Loan Instrument shall be reduced to the maximum amount which is not in excess of the maximum non-usurious rate of interest applicable to this Note or any other Loan Instrument ("Legal Rate") allowed under the usury laws of the State, as now or hereafter construed by the courts having jurisdiction over such matters. If the aggregate of all interest (whether designated as interest, Late Charges, Make-Whole Amount or otherwise) contracted for, chargeable or receivable pursuant to this Note or any other Loan Instrument, whether upon regular payment or acceleration or otherwise, exceeds the Legal Rate, it shall conclusively be deemed a mutual mistake. Such excess shall be canceled automatically, and, if theretofore paid, shall, at the option of Holder, either be rebated to Maker or credited in reduction of the outstanding principal balance of this Note, or, if this Note has been repaid, such excess shall be rebated to Maker. In the event of a conflict between the provision of this paragraph and the provisions of any other portion of this Note or any other Loan Instrument, the provisions of this paragraph shall control.

Maker waives all requirements for presentment, protest, notice of protest, notice of dishonor, demand for payment and diligence in collection of this Note or the Loan Instruments, and any and all other notices and matters of a like nature, except for those expressly required by the Deed of Trust. Without notice to Maker and without discharging Maker's liability hereunder, Maker consents to any extension of time (whether one or more) of payment of this Note, release of all or any part of the security for the payment of this Note or release of any Person liable for payment of this Note.

This Note may be changed only by an agreement, in writing, signed by Maker and Holder. Maker waives and renounces all homestead exemption rights as to the Obligations or any renewal or extension thereof. No failure or delay on the part of Holder in exercising any Remedy pursuant to this Note or any Loan Instrument, and no course of dealing between Maker and Holder, shall operate as a waiver of any Remedy, nor shall any single or partial exercise of any Remedy preclude any other or further exercise thereof or the exercise of any other Remedy. All Remedies expressly provided for in the Loan Instruments are cumulative, and are not exclusive of any rights, powers, privileges or remedies which Holder would otherwise have at law or equity. No notice to or demand on Maker in any case shall entitle Maker to any other or further notice or demand in similar or other circumstances, nor shall any such notice or demand constitute a waiver of the right of Holder to take any other or further action in any circumstances without notice or demand.

The obligations of each Person and entity comprising Maker shall be joint and several. The unenforceability or invalidity of any provision of this Note as to any Person or circumstance shall not render that provision unenforceable or invalid as to any other Person or circumstance, and all provisions hereof, in all other respects, shall remain valid and enforceable.

If an Event of Default has occurred and has not been waived by Holder in writing, Holder may exercise any and all Remedies, and shall have full recourse to the Secured Property and to any other collateral given by Maker to secure any or all of the Obligations, provided that any judgment obtained by Holder in any proceeding to enforce the Remedies shall be enforced only against the Secured Property and/or such other collateral. Notwithstanding the foregoing, Holder may name Maker or any of its successors or assigns or any Person holding under or through them as parties to any actions, suits or other proceedings initiated by Holder to enforce any Remedies against the Secured Property and/or such other collateral, including without, limitation, any action, suit or proceeding to foreclose the lien of the Deed of Trust against the Secured Property or to otherwise realize upon any other lien or security interest created in any other collateral given to secure the payment of any or all of the Obligations.

The restriction on enforcement contained in the first sentence of the immediately preceding paragraph shall not apply to, and Maker and such additional entity(ies), other than Fifth Street Properties (collectively, "Limited Guarantor") as Holder may reasonably require in conjunction with a sale or transfer of the Secured Property to a third party, as described in Section II of that certain letter agreement of even date herewith between Maker and New York Life (the "Letter Agreement") (provided such Limited Guarantor shall not be required to have a net worth higher than the standards provided for a Qualified Transferee as defined in Section II of the Letter Agreement) shall be personally liable for, all losses, claims, damages, costs or expenses, including, without limitation, attorneys' fees and expenses, incurred by Holder (a) as a result of any material misstatement of fact (i) by Maker or any Person constituting Maker, made to induce Holder to advance the principal amount evidenced hereby or (ii) contained in any Loan Instrument, (b) as a result of fraud committed by Maker or any Person constituting Maker related to the making of the Loan or to the Secured Property, (c) as a result of the misapplication of any insurance proceeds, condemnation awards, trust funds or Rents in a manner which is not in accordance with the provisions of the Loan Instruments, (d) as a result of the breach of any representation or warranty contained in the Sections of the Deed of Trust pertaining to environmental matters, including without limitation, Sections 1.05E(4), 2.03(C) and 2.03(D), or any default with respect to any covenant contained in the Sections of the Deed of Trust pertaining to environmental matters, including without limitation, Section 1.05(E), (e) as a result of any default with respect to Maker's covenant to pay Impositions or insurance premiums pursuant to the Deed of Trust, (f) arising from, in respect of, as a consequence of, or in connection with: (i) the existence of any circumstance or the occurrence of any action described in Section l.05E(1) of the Deed of Trust, (ii) claims asserted by any Person (including, without limitation, any Governmental Agency) in connection with, or in any way arising out of, the presence, storage, use, disposal, generation, transportation or treatment of any Hazardous Material on, in, under or about the Secured Property, (iii) the violation or claimed violation of any law relating to any Hazardous Material or any other Environmental Requirement in regard to the Secured Property, regardless of whether or not such violation or claimed violation occurred prior to or after the date of this Note or whether or not such violation or claimed violation occurred prior to or after the time that Maker became the owner of the Secured Property, or (iv) the preparation of any environmental audit as to the Secured Property, whether conducted or authorized by Maker, Holder or any other Person or the implementation of any environmental audit's recommendations, or (g) as a result of any intentional, bad faith waste of the Secured Property committed by Maker or its agents (such damages to include, without limitation, all repair costs incurred by Maker).

In addition, and notwithstanding the restriction on enforcement contained in the first sentence of the second immediately preceding paragraph, Maker also shall be personally liable for and Holder may seek judgment against Maker for all outstanding principal, interest and other Obligations, including, without limitation, the Make-Whole Amount (i) if there shall be a violation of Section 1.11 of the Deed of Trust, (ii) in the event that Maker or any Limited Guarantor or any other guarantor, but specifically excluding Fifth Street Properties, of all or any of part of the obligations of Maker under the Loan Instruments ("Other Guarantor") shall be the subject of any petition or proceeding for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law that remains undismissed for a period of ninety (90) days or more, and/or Maker or any Limited Guarantor or any Other Guarantor shall become the subject of any liquidation, dissolution, receivership or other similar proceeding, and/or (iii) if the Secured Property is damaged or destroyed in whole or in part due to an act of terrorism and Maker does not have the required Terrorism Insurance and Maker has not made the required Terrorism Insurance Deposit. The restriction on enforcement contained in the first sentence of the second immediately preceding paragraph shall not apply to the Environmental Indemnity Agreement of even date herewith executed by Maker and the other indemnitors, if any, in favor of Holder and/or to the obligations of any Limited Guarantor or any Other Guarantor. It is expressly understood and agreed, however, that nothing contained in this paragraph or the immediately preceding paragraph shall (x) in any manner or way constitute or be deemed to be a release of the Obligations or otherwise affect or impair the enforceability of the liens, assignments, rights and security interests created by the Deed of Trust or any of the other Loan Instruments or any future advance or any related agreements or (y) preclude Holder from foreclosing the Deed of Trust or from exercising its other remedies set forth in the Deed of. Trust or the Assignment, or from enforcing any of its rights and remedies in law or in equity (including, without limitation, injunctive and declaratory relief, restraining orders and receivership proceedings), except as provided in the second immediately preceding paragraph or (z) affect any rights Holder may have to waive the lien created by the Deed of Trust and exercise the rights of an unsecured creditor if the Secured Property shall become environmentally impaired, all as provided in California Code of Civil Procedure Section 726.5. Additionally, the foregoing restriction shall not in any way affect the validity or enforceability of any guaranty (whether of payment and/or performance) given to Holder in connection with the loan evidenced by this Note.

If any payment required hereunder or under any other Loan Instrument becomes due on a Saturday, Sunday, or legal holiday in the state in which the Premises are located, then such payment shall be due and payable on the immediately preceding business day.

"Maker" and "Holder" shall be deemed to include the respective heirs, administrators, legal representatives, successors and assigns of Maker and Holder.
Time is of the essence with respect to each and every provision hereof.

This Note shall be governed by, and construed and enforced in accordance with the laws of the State of California, other than such laws with respect to conflicts of laws.

In the event of any inconsistencies between the terms of this Note and the terms of any other Loan Instruments, the terms of this Note shall prevail.

Notwithstanding anything in this Note to the contrary, no present or future officer, director, employee, trustee, member, retirant, beneficiary, internal investment contractor, manager, investment manager or agent of the California Public Employees Retirement System ("CalPERS") or CommonWealth Pacific LLC shall have any personal liability, directly or indirectly, under this Note and recourse shall not be had against any such officer, director, employee, trustee, member, retirant, beneficiary, internal investment contractor, investment manager or agent under or in connection with this Note or any other Loan Instrument heretofore or hereafter executed in connection with the Loan. By its acceptance of this Note, Holder hereby waives and releases any and all such personal liability and recourse. The limitations of liability provided in this paragraph are in addition to, and not in limitation of any limitation of liability applicable to CalPERS or CommonWealth Pacific LLC provided by law or in any other contract, agreement or instrument. Such exculpation of liability shall be absolute and without any exception whatsoever.

[THERE IS NO FURTHER TEXT. SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, Maker has executed this Note as of the date first above written.

MAKER:

777 SOUTH FIG, LLC, a Delaware limited liability company

By:	CWP Capital Management, LLC, a Delaware limited liability company its manager

	By:	/s/ Michael W. Croft
Name: Michael W. Croft
Title: CEO

\